UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number:

ATLANTA GOLD INC.

(formerly TWIN MINING CORPORATION)

(Translation of registrant’s name into English)

1250 – 155 University Avenue, Toronto, Ontario M5H 3B7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On March 23, 2007, Twin Mining Corporation issued a press release “TWIN MINING CORPORATION SHAREHOLDERS APPROVE NAME CHANGE AND SHARE CONSOLIDATION” which is attached.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTA GOLD INC.

By: /s/ Bill Baird

Name: Bill Baird

Title:   Director and

Chief Executive Officer

Date:  March 23, 2007.

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

NEWS RELEASE

March 23, 2007

TWIN MINING CORPORATION SHAREHOLDERS APPROVE NAME CHANGE AND SHARE CONSOLIDATION

Toronto, Ontario - Twin Mining Corporation (TSX: TWG) announced that at its annual meeting of shareholders held on March 22, 2007, shareholders overwhelmingly approved all matters brought to the shareholders for approval including the following:

1.

Name Change

Change of the name of the Company from “Twin Mining Corporation” to “Atlanta Gold Inc.” The trading symbol of the Company will also change from “TWG” to “ATG” and the web site address will change from www.twinmining.com to www.atgoldinc.com

2.

Share Consolidation

Consolidation of the common shares of the Company on a fifteen old for one new basis. As at December 31, 2006, 223,360,501 common shares were outstanding. After giving effect to the share consolidation, the total number of issued and outstanding shares will be reduced to approximately 14,890,700. Upon receipt of TSX approval, the Company’s common shares will begin trading on a consolidated basis. Upon implementation of the consolidation, the exercise or conversion price and the number of common shares issuable under outstanding stock options and warrants will be adjusted proportionately.

The Company is entering a new chapter in its history with new directors and management, a new vision and a new strategy. With the collective experience of the boards and management of Atlanta Gold Inc. and its wholly-owned subsidiary, Atlanta Gold Corporation, the Company will be well positioned to implement its action plan for 2007 and create value for the shareholders.

The 2007 plan includes an aggressive exploration program at the Atlanta Gold property, which will unveil the potential of numerous targets identified by historic mining activities.  Certain areas of the property were last mined during the 1800’s and early 1900’s, when gold and silver prices were much lower than today.  Historic miners left behind mineralized zones which were considered low-grade at low metal prices, but are economic today. Atlanta Gold intends to re-evaluate these resources using modern exploration methods, with the objective of expanding ore reserves.

The Company has engaged Vector Engineering, Inc. to complete an NI 43-101 compliant technical report on the Atlanta Gold property based on prevailing gold and silver prices. Upon completion, the results of this report will be provided in a future news release.

For further information please contact:

Bill Baird

           Badshah Communications Group Ltd.

Interim CEO

           Telephone: (604) 408-7522

Telephone: (416) 777-0013; Fax: (416) 777-0014                          Fax: (604) 408-7528

E-mail: info@twinmining.com